Your Vision Our Focus

May 29, 2008

Securities and Exchange Commission
100 F Street, N.E.
Washington, D.C. 20549

Re: China Forestry, Inc.

We have read the statements that we understand China Forestry, Inc. will include under Item 4.01 of the Form 8-K-A report, dated May 22, 2008, that it will file regarding the recent change of auditors. We agree with such statements made regarding our firm, with the exception of the comments related to the matters we disagreed with and the material facts that were omitted from the original filing, as discussed in our letter dated May 6, 2008. We have no basis to agree or disagree with other statements made under Item 4.01.

Turner, Stone & Company, LLP

Turner, Stone & Company, L.L.P.
Accountants and Consultants

12700 Park Central Drive, Suite 1400
Dallas, Texas 75251
Telephone: 972-239-1660 / Facsimile: 972-239-1665
Toll Free: 877-853-4195
Web site: turnerstone.com